Aptera Motors

Technology Hardware Clean Tech Automotive

The world's first Never Charge electric vehicle!

APTERA.US SAN DIEGO





We believe, as a society, we waste too many resources on transportation. With a pure focus on efficiency, our vehicles make for much better use of materials both in their construction and their use. This saves resources we can not afford to waste and lessens our overall impact on the planet and each other.

Chris Anthony CEO @ Aptera Motors

Why you may want to support us...

1. In addition to its 1,000+ mile battery range, the Aptera can travel 40+ miles a day on the free power from its integrated solar panels.
2. Gas cars are inefficient and EVs today aren't efficient enough.
3. The Aptera is aerodynamic, lightweight, strong, and fun to drive!
4. By 2022, we expect to realize margins of 35% selling 11,250 units per year.
5. Each Aptera owner could reduce their carbon footprint by over 14,000 pounds of CO_2 per year.
6. It's safe. The Aptera has a passenger safety cell stronger than that of any other vehicle on the road today.
7. It's affordable. The Aptera has only 10 key structural parts and uses less materials and fewer batteries. This means we can build it relatively cheaply.

Why investors ❤ us

WE'VE RAISED $719,622 SINCE OUR FOUNDING



"Chris is always innovating and wants to make a difference in the world. He's kept his passion through all the ups and downs and continues to prove he is making that difference. I've worked on his vehicle designs over the past 10 years and have witnessed this first hand. He has great vision and experience and knows the product / industry extremely well." - Darren McKeage, Friend, $20,000

Darren McKeage

INVESTOR



I believe in efficiency and what I just saw is very efficient and good for the environment. Thank you for your innovative thinking.

Mabinty Fornah



I believe in those that never give up, it's a special trait. The sector your in is exploding and I hope to come along for the ride with you all. Go get em boys!

Jonathan Low

There was a time someone took a risk on me.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Chris Anthony

CEO

Founded Flux Power, IPO 2009. A Lithium-ion battery producer reducing 1,000+ tons of CO_2/year in industrial markets. Founded Epic Boats 2002. CFD based boat designs built with environmentally friendly technologies.



Steve Fambro

CEO

Founded Famgro, built the world's largest automated pesticide/herbicide-free farm which saves over 4M gallons of water per year. Venture Partner of Ocean Holdings, which advances clean and renewable projects around the world.

In the news

Downloads

- Aptera Team.pdf
- Aptera Product Images.pdf
- Aptera Story v1.pdf

Our Story

In 2005, Aptera's founder, Steve Fambro, frustrated by horrible gas mileage and freeway congestion, endeavored to design a vehicle more efficient than any other. His goal was to legally drive in the carpool lanes of Southern California in a safe, fuel-conscious vehicle. He began researching low-drag aerodynamics and composite aircraft construction methods.



Through a mutual friend, he met Chris Anthony in San Diego who also had an interest in composites. Chris was building his innovative wakeboard boat line with a novel and eco-friendly resin infusion process that would be a perfect fit for a lightweight composite structure for vehicles. Together they worked on a new monocoque safety cell structure for the Aptera, followed by a prototype vehicle with two seats and three wheels. This proved Steve's hypothesis that a low-drag, aerodynamic body shape doesn't sacrifice comfort, drivability, or safety.



The first operating prototype achieved over 300 miles per gallon(mpg) and was a great inspiration to the new Aptera that you see above. By 2009, Aptera Motors had over 50 employees, several prototypes, and a production-intent vehicle that was ready to be manufactured.


aptera

Unfortunately, the new management team set the company on a path that required a $400M+ loan from the Department of Energy. The time it took to receive the loan was far too long for the company to survive, and the company ceased operations and was liquidated in 2011.

Now, with renewed vigor and access to better technologies, Aptera is back to establish an automotive brand that delivers the "future". Our advanced designs lever aerodynamics, clever lightweight materials, and efficient drivetrains to create a product portfolio of outstandingly safe, efficient, long-range electric vehicles that are also a blast to drive.

Finances

Aptera is currently gathering early-stage investments to design, manufacture, and distribute the Aptera electric vehicle. Our first fundings will be used to finalize, test, and optimize a production-intent design of the Aptera. After that, we will raise production ramp funds and begin manufacturing of the world's most efficient vehicles.

Steve and Chris are looking for investors who share their vision for efficient, sustainable transportation that has a meaningful impact on people's lives.

($ in Million)	2019	2020	2021	2022
Units	0	171	4,431	11,250
Gross Revenue	$0	$6.5	$179	$561
Product costs	$0	$4	$111	$346
Operational Costs	$1.5	$8.2	$36.8	$32.6
Net Earnings	-$1.5	-$5.7	$32	$183
Margin	NA	27%	31%	35%

Our initial target price is between $34K - $59K. Our initial target cost is between $21K - $36K. By 2022, we expect to realize margins of 35%. However, please note that these numbers may change once we start production. **These are future projections and cannot be guaranteed.**

The Aptera


Vehicle Efficiency Explained
Watch later
Share
90%

Our design ethos distinguishes us from all other vehicle manufacturers, as we respect the high economic and environmental cost we pay for transportation.



We have changed the fundamental design criteria for vehicles. Instead of designing for styling or lifestyle aesthetic, the Aptera emphasizes efficiency and safety. By doing so, Aptera has distinct advantages over any passenger vehicle currently being produced.



Our vehicle makes use of superior aerospace quality composites for safety and weight savings and advanced aerodynamics for unprecedented low-drag performance. These two features plus an extremely efficient powertrain and a low rolling-resistance design make the Aptera the most efficient vehicle available today.



All of this yields a vehicle that is more efficient, cheaper to build, safer, and better for the environment than anything available today. We hope you will join us in building a more efficient future for transportation. This is the first step in our plan to positively impact the planet and as many peoples' lives as we can. The next step is putting as many Apterae as we can on the roadways of the world. We truly appreciate your time in evaluating our potential.











Over 3 square
meters of solar
Solar dash adds to
your range
Over 40 miles of range
per day and 11,000 miles
a year in sunnier climates
Easily replaceable and
upgradable panels designed
for over 10 years of life

*Our Never Charge Solar package provides over 40 miles a day and over 11,000 miles a year of free solar charging in many places. This is in addition to the battery pack range of up to 1,000+ miles when fully charged. Check our website: www.Aptera.us for a solar calculator that will show you the solar yield in your area.

**Also have a look at the download links above to view .pdfs with more detail on our approach, product, and team.

Investor Q&A

— COLLAPSE ALL

What does your company do?

We build the most efficient transportation on the planet. Science drives our approach to building better vehicles and the result is something that can travel over 1,000 miles on a single charge. We believe our focus on efficiency will benefit the planet by using our resources more wisely and polluting less.

Where will your company be in 5 years?

By mid 2020, we plan to create the first new prototypes of the first new Aptera. These prototypes will aid us with the testing and validation we need to perform to launch into production of the Aptera later that same year. By 2022, we plan to produce 10,000 units per year of several variants of our 2 passenger+ vehicles. In five years, by 2024, we plan to produce 40,000 units per year with additional Aptera variants.

Why did you choose this idea?

We believe, as a society, we waste too many resources on transportation. With a pure focus on efficiency, our vehicles make for much better use of materials both in their construction and their use. This saves resources we can not afford to waste and lessens our overall impact on the planet and each other.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Its time transportation became more efficient. Electric vehicles are a good first step and by 2040 they will account for 35% of all new vehicle sales. Yet, even electric cars are heavy, un-aerodynamic, and mechanically lossy today. For the most part, we've been building cars the same way for 50 years.

Aptera makes aerodynamic, lightweight cars with an efficiency many times that of today's EVs. Our aerodynamics are computationally pure and the closer to the drag seen by an airplane versus today's cars. Our resin-infused bodies are lightweight and strong. And our powertrain is elegantly efficient.

This all adds up to transportation that is far superior to the offerings of today and something the industry is incapable of building.

What is your proudest accomplishment?

We built an amazing following of people dedicated to our vision of transportations future. These people have written us nice notes, made us artwork, and even baked us cakes in an effort to support us. This kind of support was humbling and a driver for us to succeed in our goals. Now is the time for us to deliver!

How far along are you? What's your biggest obstacle?

We are currently designing our new launch vehicles and planning for their construction. These first vehicles are for validation and testing so we enter production with vehicles that meet our customers' needs

Lining up all of our vendors and finishing each part to the reliability and safety standard will be difficult. However, our team is the team to do this (please see 'Team' section).

Who are your competitors? Who is the biggest threat?

There is no player in the transportation world that is focused on efficiency like Aptera. But there are several that are a step in the right direction in our transition from combustion-powered vehicles.

Companies like Tesla, Nissan, and BMW offer pure electric vehicles, which are much better for the environment than a typical gasoline-powered car. We feel that all of these companies would struggle to focus on efficiency as they are all built from a legacy of automotive design dating back several decades.

Our biggest threat would be not building enough vehicles to meet our demand and having other companies fill our sales opportunities.

What do you understand that your competitors don't?

We understand that strong, lightweight, and aerodynamics vehicles can be fun to drive and more than meet the demands of drivers today.

How will you make money?

We will sell efficient vehicles to those who have a passion for better engineering, more energy-efficient products, and environmental protection.

By 2020, we aim to sell 11,250 units for $47.5K on average. Target cost is $29K on average. However, because we have not yet started production, we cannot guarantee the cost per car and thus, the price.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

There are many geopolitical risks with an electric vehicle and composite vehicle's supply chain. China could stop providing the rare earth materials needed for battery and motor production. This could cause an un-definable delay in our production ramp and cost us greatly in the process.

For us to reach the production goals we've set we need to have capable vendors, suppliers, and equipment providers to build the infrastructure, inventory, and finished vehicles for our customers.

What do you need the most help with?

We need help spreading our story to people who care about efficiency, the environment, and smarter transportation. If you wish, please share our campaign page with people you think would be interested in learning more about the Aptera.

What would you do with the money you raise?

We are looking to build several new validation vehicles to better our engineering for our product launch plan. This will require design, engineering, and tooling for these first vehicles along with all the backend support needed for the company and our further fundraising efforts.

Financials

Aptera Motors has financial statements ending December 31 2019. Our cash in hand is $190,382, as of December 2019. Over the three months prior, revenues averaged $144,088/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $42,468/month.

At a Glance

March 4 to December 31

$0	-$207,845	$0
Revenue	Net Loss	Short Term Debt

$200,000	$190,382
Raised in 2019	Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We build the most efficient transportation on the planet. Science drives our approach to building better vehicles and the result is something that can travel over 1,000 miles on a single charge. We believe our focus on efficiency will benefit the planet by using our resources more wisely and polluting less.

By mid 2020, we plan to create the first new prototypes of the first new Aptera. These prototypes will aid us with the testing and validation we need to perform to launch into production of the Aptera later that same year. By 2022, we plan to produce 10,000 units per year of several variants of our 2 passenger+ vehicles. In five years, by 2024, we plan to produce 40,000 units per year with additional Aptera variants.

Milestones

Aptera Motors Corp was incorporated in the State of Delaware in March 2019.

Since then, we have:

- In addition to its 1,000+ mile battery range, the Aptera can travel 40+ miles a day on the free power from its integrated solar panels.

- Gas cars are inefficient and EVs today aren't efficient enough.

- The Aptera is aerodynamic, lightweight, strong, and fun to drive!

- By 2022, we expect to realize margins of 35% selling 11,250 units per year.

- Each Aptera owner could reduce their carbon footprint by over 14,000 pounds of CO_2 per year.

- It's safe. The Aptera has a passenger safety cell stronger than that of any other vehicle on the road today.

- It's affordable. The Aptera has only 10 key structural parts and uses less materials and fewer batteries. This means we can build it relatively cheaply.

Historical Results of Operations

Our company was organized in March 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0. Our gross margin was %.

- *Assets.* As of December 31, 2019, the Company had total assets of $198,737, including $190,382 in cash.

- *Net Loss.* The Company has had net losses of $207,845 for 2019.

- *Liabilities.* The Company's liabilties totaled $0 for 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $200,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Aptera Motors Corp cash in hand is $190,382, as of December 2019. Over the last three months, revenues have averaged $144,088/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $42,468/month, for an average net margin of $101,620 per month. Our intent is to be profitable in 21 months.

There have been no material changes in our financial operations since the date of our financials on 12/31/2019.

We expect to continue our development and engineering efforts over the next 3 to 6 months at roughly the same rate we have over the previous 3 months. We have another $100,000 in investment to utilize for these efforts and plan to close on private funding along with this crowdfunding to further our business plan.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
N/A

Gross Margin:
N/A

Return on Assets:
-105%

Earnings per Share:
-$0.14

Revenue per Employee:
$0

Cash to Assets:
96%

Revenue to Receivables:
~

Debt Ratio:
0%

Aptera Motors Corp Internally Reviewed Financial Statements 12-31-19.pdf

Aptera Motors Corp Reviewed Financial Statements 7-31-19.pdf

Risks

1. An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

2. Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed in August 2016 and we have not yet begun producing or delivering our first vehicle. To date, we have no revenues. Our vehicle requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.

3. The design, manufacture, sale and servicing of vehicles is a capital-intensive business. Even if we successfully raise $1,070,000 from this offering, we estimate that we will need to raise an additional $20,000,000 plus to reach the vehicle production stage. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed.

4. We will likely need to engage in equity, debt, or preferred stock financing in the future. Your rights and the value of your investment could be reduced because of this. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to other investors. In addition, if, in the future, we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of our equity could be sold into any market which develops, which could adversely affect the market price.

5. We face significant barriers as we attempt to produce our vehicle. We do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

6. Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

7. Our vehicle will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

8. Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

9. We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

10. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

11. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Chris Anthony	Executive @ Aptera	2019
Steve Fambro	Executive @ Aptera	2019

Officers

OFFICER	TITLE	JOINED
Chris Anthony	CEO	2019
Steve Fambro	CFO Secretary	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Michael Johnson	500,000 Common Stock	33.3%
Steve Fambro	500,000 Common Stock	33.3%
Chris Anthony	500,000 Common Stock	33.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
04/2020	$519,522	SAFE
05/2019	$200,000	Priced Round

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$100,000	45% towards Vehicle Development and Engineering, 20% to Capital Equipment for the initial prototype builds, 17.5% to Social Media and live event Marketing, 10% towards Business Development to launch into production effectively and support our customer, and 7.5% towards Wefunder fees
$1,070,000	35% towards Vehicle Development and Engineering, 15% to Capital Equipment for the initial prototype builds, 15% for out first prototype builds, 17.5% to Social Media and live event Marketing, 10% towards Business Development to launch into production effectively and support our customer, and 7.5% towards Wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Common Stock	2,500,000	0	No
Class A Common Stock	2,500,000	1,500,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.